

August 29, 2012

<u>Via E-mail</u>
Travis Meyer
President
Midwest Holding Inc.
8101 "O" Street, Suite S111
Lincoln, Nebraska 68510

   Re: Midwest Holding Inc.
      Registration Statement on Form 10-12G
      Filed on December 12, 2011
      File No. 000-10685

Dear Mr. Meyer:

   We have reviewed your response letter of July 25, 2012 to our comment letter of June 28, 2012 and have the following additional comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will do so. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

Consolidated Financial Statements
Note 6. Reinsurance, page F-48

1. We are considering your response submitted on July 25, 2012. You state in the first paragraph of your response that "the main risks associated with the transaction are the risk that the initial premium paid to Midwest by Security National was inadequate, that the interest earned on assets assumed may or may not produce investment yields commensurate with the guaranteed rates on the deferred annuities, and the risk that obligations will have to be paid sooner than expected." The main risk described here does not appear to be insurance risk, but appears to be investment risk. The definition of insurance risk in the ASC Master Glossary notes that actual or imputed investment returns are not an element of insurance risk. Please explain to us further how the single premium deferred annuity is an insurance contract and how there is a reasonable possibility that you may realize a significant loss from assuming insurance risk under the agreement with Security National. Include in your response the following information about the deferred annuity contracts assumed:

- If a policy holder were to die prior to purchasing an annuity or surrendering the contract, the benefit appears to be limited to the contract's surrender value. Explain to us how the obligation to pay the policy beneficiary the contract's surrender value exposes you to underwriting and timing risk and a reasonably possibility that you will realize a significant loss from assuming insurance risk;

- Tell us if the terms of the deferred annuity contract contain an insurance component that provides a substantive death benefit during the accumulation phase;

- If there is no substantive death benefit during the accumulation phase, explain to us how there is a reasonable possibility that you would realize a significant loss from assuming insurance risk;

- Tell us the amount of claims paid since you have assumed these contracts to the policy beneficiaries as a result of an insured event;

- Explain to us how the contracts contain significant mortality risk necessary to be categorized as an insurance contract. For example, since the premium was fully paid up front, it appears that you were not exposed to the risk of foregoing future premiums; and

- Tells us if any contract holders have purchased an annuity and how you have evaluated this new contract under the agreement. As noted in ASC 944-20-15-17 a contract provision that allows the holder of a long-duration contract to purchase an annuity at a guaranteed price on settlement of the contract does not entail a mortality risk until the right to purchase is executed. If purchased, the annuity is a new contract to be evaluated on its own terms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Ino at (202) 551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: David J. Routh, Esq.
        Cline Williams Wright Johnson & Oldfather, L.L.P.
        233 South 13th Street -1900 U.S. Bank Building
        Lincoln, Nebraska 68508